FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital CNPJ/ME nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“GPA” or “Company”), in accordance with article 6th, comma II and article 21-A, paragraph 3rd, of the Instruction No. 481 of December 17, 2009 of the Brazilian Securities and Exchange Commission ("CVM"), as amended ("CVM Instruction 481"), as well as in accordance with the guidelines set out in the ANNUAL/CIRCULAR LETTER-2022-CVM/SEP, hereby announces to its shareholders and general market that it has received from the shareholders Zenith HAYP Fundo de Investimento em Ações, Continental Fundo de Investimentos em Ações and Zenith Vitória Régia Fundo de Investimentos em Ações, the indication of Messrs. Doris Beatriz França Wilhelm and Michelle Squeff, as effective and alternate members, respectively, to compose the chart of candidates of eventual separate election of the Company’s Fiscal Council, if the quorum for its installation is met and if exercised the prerogative provided for in article 161, paragraph 4, item “a”, of Brazilian Law 6,404/1976 (“Corporations Law”).

The résumés and further information of these candidates, including the information required in items 12.5 to 12.10 of the Reference Form, are attached to this Notice to Shareholders as per the Sole Exhibit.

Therefore, the Distance Voting Ballot referring to the matters of the Company’s Annual General Meeting, to be held on April 27, 2022 (“AGM”), it was resubmitted for the inclusion of candidates indicated for the eventual separate election of the Company’s Fiscal Council.

Moreover, the Company hereby inform its shareholders that it has resubmitted, on this date, the Call Notice and the Management Proposal of the Extraordinary General Meeting to be held on April 27, 2022 (“EGM”), as previously published on March 28, 2022, in order to include in the agenda of the EGM a deliberation to re-ratify the annual remuneration of the Executive Board for the fiscal year ended on December 31, 2021. Consequently, the Distance Voting Ballot of the EGM was also modified in order to include such deliberation.

The Call Notice was published once again on this date in the newspaper “Folha de São Paulo”, and will also be published on April 7 and 8, 2022, replacing the Notice published on March 29, March 30 and March 31, 2022.

The resubmission of the Distance Voting Ballots is made under the terms of article 21-A, paragraph 3, of CVM Instruction 481, not affecting any of the proposals related to the AGM previously provided for in the Voting Ballot. Therefore, the votes contained in the Voting Ballots already sent to the Company shall be considered valid. Nevertheless, in case the shareholder intends to send a new Voting Ballot in order to replace the previous one, such shareholder shall do so considering the limit deadline previously established, of seven (7) days before the AGM, that is, until April 20, 2022, as provided for in CVM Instruction 481 and in the Voting Ballot.

In order to avoid that the voting instructions of the shareholders who have already sent the Voting Ballot to the Company be considered conflicting, the Company recommends that the shareholders forward their new voting instructions to the same service provider previously used.

All documents resubmitted on this date may be accessed in the Company Investors Relations’ website (www.gpari.com.br), CVM website (www.gov.br/cvm) and B3 website (www.b3.com.br).

The Company's Investor Relations Department is at your disposal for any further clarifications that might be necessary.

São Paulo, April 6, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

Sole Exhibit

(Items 12.5 a 12.10 of the Reference Form)

Candidates Nominated to the Fiscal Council

12.5.	With respect to each member of the Fiscal Council, indicate, as a table:

(a) Name	Doris Beatriz França Wilhelm
(b) Date of bith	12/17/1954
(c) Occupation	Economist
(d) CPF or Passport Number	184.886.250-49
(e) Elected Position Held	Effective member of the Fiscal Council
(f) Date of Election	In case of approval by the General Meeting, 04/27/2022.
(g) Office Assumption Date	To be defined.
(h) Mandate Term	Until the Annual Shareholders’ Meeting that shall approve the accounts of the social exercise ended on December 31, 2022.
(i) Other Positions or Functions Exercised at the Company	Not applicable.
(j) Indicate if elected by the controlling shareholder	No
(k) If independente member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the same definition of “independent member” provided in the Novo Mercado Regulation of B3 S.A.’s Corporate Governance for the members of the Company’s Board of Directors
(l) Number of Consecutive Tenures	2

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or

(ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. Indicate all management positions held in other companies or third sector organizations.

Bachelor in Economics (UFRGS/1979). Master in International Finance by University of Westminster of London (1996). Mrs. Wilhelm has more than 30 years of experience in the capital markets area, both nationally and internationally, having worked as an economist, credit, investment and investor relations executive in various sectors. Mrs. Wilhelm has extensive experience in Boards, having been Member of the Statutory Advisory Committee of the Board of Forjas Tauru, Alternate Member of the Fiscal Council of BRF SA, Alternate

Member of the Fiscal Council of Viver SA,

Alternate Member of the Fiscal Council of Terra Santa Agro, Member of the Fiscal Council of Renuka do Brasil, Independent Member of the Fiscal Council of Azevedo Travassos, Member of the Board of Directors of Eldorado Brasil, Member of the Governance Committee of Light SA, Independent Member of the Board of Directors of Light SA, Independent Effective Member and President of the Fiscal Council of CVC Brasil, Independent Effective Member of Gerdau SA. Mrs. Wilhelm is currently an Independent Effective Member of Pomi Frutas S.A., Effective Member of the Fiscal Council of Metalúrgica Gerdau S.A, Independent effective Member of Serra Azul Water Park and Independent Effective Member of the Audit

Committee of Bionexo S.A.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable.

(a) Name	Michelle Squeff
(b) Date of bith	11/27/1978
(c) Occupation	Lawyer
(d) CPF or Passport Number	940.676.940-91
(e) Elected Position Held	Alternate member of the Fiscal Council
(f) Date of Election	In case of approval by the General Meeting, 04/27/2022.
(g) Office Assumption Date	To be defined.
(h) Mandate Term	Until the Annual Shareholders’ Meeting that shall approve the accounts of the social exercise ended on December 31, 2022.
(i) Other Positions or Functions Exercised at the Company	Not applicable.
(j) Indicate if elected by the controlling shareholder	No

(k) If independente member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the same definition of “independent member” provided in the Novo Mercado Regulation of B3 S.A.’s Corporate Governance for the members of the Company’s Board of Directors
(l) Number of Consecutive Tenures	2

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or

(ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. Indicate all management positions held in other companies or third sector organizations.

Mrs. Squeff, graduated in Law (UFRGS/2000), having also studied at UFRGS specializations in Contracts and Civil Liability (2021), International Law (2005) and Finance (2007). She worked as a partner in the Corporate/M&A area at Veirano Advogados and at Souto Correa Advogados. Mrs Squeff is currently Regional Director at Better Governance. She has experience in Boards of Directors, having been a Member of the Board of Director at CORAG – Cia Riograndense de Artes Gráficas, Empresas

F.C (Advisory Board Member and President of the Board of Directos) and at L,S Arquitetur. Mrs. Squeff is currently an Advisory Board Member of SBDC – Brazilian Society for Behavioral Development. She is also an Alternate Member of the Fiscal Council of

Parceiros Voluntários, DU 99 and Randon S.A.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable.

12.6.        With respect to each of the individuals serving as member of either the board of directors or fiscal council in the last fiscal year, inform, on a table, the percentage attendance at the meetings held of the respective board or council in the period after taking office:

Members of the Board of Directors	% of participation of the member in the meetings held after taking office
Doris Beatriz França Wilhelm	100%

12.7.        Information mentioned in item 12.5. in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, although such committees or structures are not statutory:

Not applicable.

12.8   - In regards to each of the officers and members of the statutory committees and members of the audit, risk, financial and compensation committees, even though such committees or structures are not statutory, please provide, on a table, the percentage of participation in the meetings of the respective bodies taking place in same period, after taking office:

Not applicable.

12.9  – Inform the existence of marital relationship, common-law marriage or kinship up to second degree between:

a.	Managers of the issuer

b.                  (i) managers of the issuer and (ii) managers of direct or indirect subsidiaries of the issuer

c.                   (i) managers of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

d.                  (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies

Not applicable.

12.10  - Inform the subordination relations, service rendering or control maintained over the past 3 fiscal years, between issuer’s Management and:

a.                  subsidiary, directly or indirectly, by the issuer, with the exception of those that the issuer holds, directly or indirectly, the totality of the capital stock

b.	direct or indirect controller of the issuer

c.              if relevant, supplier, customer, debtor or creditor of the Company, of its subsidiary or controlling companies or subsidiaries of any of such persons

Not applicable.

I, DORIS BEATRIZ FRANÇA WILHELM, brazilian citizen, divorced, economist, bearer of identity card RG nº. 29.334.554-5, SSP/SP, registered in the CPF/ME n°. 184.886.250-49, with business address in the City of Porto Alegre, State of Rio Grande do Sul, at Rua Hipólito da Costa, nº. 386, Bairro Santa Tereza, CEP: 90.840-110, pursuant to Article 2º of CVM Instruction 367/02, declare under the penalties of the law that, if elected to the position of Member of the Fiscal Council of Companhia Brasileira de Distribuição (“Company”), I will be able to sign the Term of Investiture to which that rule refers, stating that: (i) I am not prevented by special law, or convicted for a bankruptcy crime, malfeasance, bribery, corruption, embezzlement, economic crime, forgery or property crime, or criminal sentence that prevents, even temporarily, access to public office, as provided for in Paragraph 1 of Article 147 of Law No. 6.404/76 (“Brazilian Corporate Law”); (ii) I am not sentenced to suspension or temporary disqualification imposed by the Brazilian Securities and Exchange Commission, which would make me ineligible for management positions at a publicly-held company, as provided for in Paragraph 2 of Article 147 of Brazilian Corporate Law; (iii) to the best of my knowledge, I meet the unblemished reputation requirement set forth by Paragraph 3 of Article 147 of Brazilian Corporate Law; and (iv) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor represent a conflicting interest with that of the Company, as provided for in Items I and II of Paragraph 3 of Art. 147 of Brazilian Corporate Law.

Finally, I declare under the penalties of the law, in accordance with Art. 10 of CVM Instruction 481/09, as amended and in accordance with Items 12.9 and 12.10 of the Reference Form, that I do not have any marital relationship, steady union, or kinship up to the 2nd degree with managers of Companhia Brasileira de Distribuição, its subsidiaries and its parent companies, nor have I had any relationship of subordination, provision of services, or control, in the last three fiscal years, with a subsidiary, indirect or direct parent company, supplier, client, debtor or creditor of Companhia Brasileira de Distribuição.

São Paulo, April 27, 2022.

DORIS BEATRIZ FRANÇA WILHELM

I, MICHELLE SQUEFF, brazilian citizen, married, lawyer, bearer of identity card RG nº. 40.220.578-99, SSP/RS, registered in the CPF/ME n°. 940.676.940-91, with business address in the City of Porto Alegre, State of Rio Grande do Sul, at Rua Tito Livio Zambecari, nº. 611/1301, Bairro Mont’Serrat, CEP: 90.450-231, pursuant to Article 2º of CVM Instruction 367/02, declare under the penalties of the law that, if elected to the position of Member of the Fiscal Council of Companhia Brasileira de Distribuição (“Company”), I will be able to sign the Term of Investiture to which that rule refers, stating that: (i) I am not prevented by special law, or convicted for a bankruptcy crime, malfeasance, bribery, corruption, embezzlement, economic crime, forgery or property crime, or criminal sentence that prevents, even temporarily, access to public office, as provided for in Paragraph 1 of Article 147 of Law No. 6.404/76 (“Brazilian Corporate Law”); (ii) I am not sentenced to suspension or temporary disqualification imposed by the Brazilian Securities and Exchange Commission, which would make me ineligible for management positions at a publicly-held company, as provided for in Paragraph 2 of Article 147 of Brazilian Corporate Law; (iii) to the best of my knowledge, I meet the unblemished reputation requirement set forth by Paragraph 3 of Article 147 of Brazilian Corporate Law; and (iv) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor represent a conflicting interest with that of the Company, as provided for in Items I and II of Paragraph 3 of Art. 147 of Brazilian Corporate Law.

Finally, I declare under the penalties of the law, in accordance with Art. 10 of CVM Instruction 481/09, as amended and in accordance with Items 12.9 and 12.10 of the Reference Form, that I do not have any marital relationship, steady union, or kinship up to the 2nd degree with managers of Companhia Brasileira de Distribuição, its subsidiaries and its parent companies, nor have I had any relationship of subordination, provision of services, or control, in the last three fiscal years, with a subsidiary, indirect or direct parent company, supplier, client, debtor or creditor of Companhia Brasileira de Distribuição.

São Paulo, April 27, 2022.

MICHELLE SQUEFF

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.